January 13, 2009

VIA EDGAR

Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2008

Filed August 29, 2008

Form 10-Q for the quarterly period ended September 30, 2008

Filed November 7, 2008
File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in your letter dated December 29, 2008 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2008, which was filed on August 29, 2008, and in its Quarterly Report on Form 10-Q for the period ended September 30, 2008, which was filed on November 7, 2008. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 or the Quarterly Report on Form 10-Q for the period ended September 30, 2008, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Stockholders’ Equity, page 36.

1.

Your reconciliation provided in response to prior comment No. 4 indicates that the line item “stock plans and related tax benefits” combines several different items. Please tell us your consideration of separately presenting significant issuances of stock plans and the related tax benefits. It appears this information would be beneficial to the users of your financial statements. Refer to Rule 3-04 of Regulation S-X.

RESPONSE:

In preparing our Statements of Consolidated Stockholders’ Equity in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, we considered Rule 3-04 of Regulation S-X as well as the disclosure requirements of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”). We believe neither Rule 3-04 of Regulation S-X nor SFAS No. 123R requires the separate disclosure in the statements of stockholders’ equity of significant issuances of stock under our stock compensation plans and the related tax benefits for stock compensation plans. However, based on the questions raised by the Staff, we will enhance the information presented in our Statements of Consolidated Stockholders’ Equity to separately disclose the impact to stockholders’ equity of issuances relating to stock compensation plans and the impact to stockholders’ equity of the tax benefits from stock compensation plans. We have included this enhanced presentation of our Statements of Consolidated Stockholders’ Equity in Appendix A to this letter and we will include it in our future filings beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2009.

2.

Your disclosures on page 54 indicate that you recognized tax benefits on stock compensation expense of $37.0 million, $38.9 million, and $41.7 million in fiscal 2008, 2007 and 2006, respectively. Please explain why these amounts differ from the amounts in your reconciliation supplementally provided in response to prior comment No. 4.

RESPONSE:

The amounts from our disclosure on page 54 do not and should not reconcile to the amounts included in the reconciliation supplementally provided in response to prior comment No. 4. The disclosures on page 54 represent the establishment of the deferred tax asset for the stock compensation expense recorded in the fiscal years ended June 30, 2008, 2007 and 2006, which are required by paragraph A240g of SFAS No. 123R.

In the reconciliation previously provided in response to prior comment No. 4, we provided the detail of the line item “stock plans and related tax benefits” that was presented in our Statements of Consolidated Stockholders’ Equity for the fiscal years ended June 30, 2008, 2007 and 2006. The line item “tax benefits from exercises of stock options” included in such reconciliation represented the tax benefit obtained upon exercise of the stock options for which no stock compensation expense was previously recorded under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). This tax benefit was calculated based on the pro forma fair value of each respective award that, at the time of adoption of SFAS No. 123R, was either fully vested or partially vested, and no deferred tax asset had been established due to the fact that the related stock compensa tion expense was originally accounted for under APB No. 25.

Form 10-Q for the quarterly period ended September 30, 2008

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 8. Fair Value Measurements, page 14.

3.	Please clarify the degree to which you rely upon pricing services to determine the fair value of your investments.

RESPONSE:

The fair value of our available-for-sale investments is determined by the Company, utilizing prices obtained from an independent pricing service for over 99% of our Level 2 investments. To determine the fair value of our Level 2 investments, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. We review the fair values generated by the independent pricing service for reasonableness by comparing them to fair values from at least one other observable source.

In future filings, beginning with our Quarterly Report on Form 10-Q for the period ended December 31, 2008, we will update our disclosure to clarify our reliance on independent pricing services and add additional disclosure regarding our validation procedures. We have included our proposed disclosure in Appendix B to this letter and have underlined the new language added to our disclosure in response to the Staff’s comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 21.

4.

We note from your disclosures on page 14 that your available-for-sale securities classified as Level 2 investments are valued by a pricing service using a pricing model with inputs that are observable in an active market, such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. Tell us your consideration of providing disclosures in your critical accounting policies to discuss the judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions, and details about the methodology and inputs you use to determine the fair value of your investments. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, the March 2008 and September 2008 sample letters sent by the Division of Corporation Finance highlights some of the disclosure matters that you may want to consider when applying the guidance in SFAS 157.

RESPONSE:

In preparing our Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the period ended September 30, 2008, we considered Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, and Section V of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. We believe that our MD&A in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008 disclosed all critical accounting estimates and assumptions made by the Company in preparing our financial statements. In addition, we adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" as of July 1, 2008, and at that time and during the preparation of our disclosures in our Quarterly Report on From 10-Q for the period ended September 30, 2008, we once again evaluated whether the valuation of our available-for-sale securities was a critical accounting policy, particularly given the recent turmoil in the financial markets. We believe that our Critical Accounting Policies include all areas in which the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material.

Our available-for-sale securities within our corporate investments and funds held for clients are comprised of investment grade fixed income securities that are frequently traded and are not the types of securities that have become illiquid given the recent turmoil in the financial markets. A thorough description of these investments appears in Footnote 7 to our Quarterly Report on Form 10-Q for the period ended September 30, 2008. The current markets for our investments are not illiquid, as evidenced by recent trades and trade data obtained from broker/dealers. We do not own any available-for-sale securities that might require a higher degree of subjectivity in determining their respective fair value, such as asset-backed securities with underlying collateral of sub-prime mortgages or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, auction rate securities, structured investment vehicles or non-investment grade fixed income securities.

Although the fair values of our Level 2 investments certainly represent estimates of such fair value, we do not believe the judgments and assumptions underlying the fair value measurements warrant disclosure as a critical accounting policy. The disclosures in both our Notes to the Consolidated Financial Statements and the Quantitative and Qualitative Market Risk Disclosures required by Item 7A of our Annual Report on Form 10-K for the fiscal year ended June 30, 2008 adequately inform the readers of our financial statements of the nature of the investments, our investment strategy, and the risks inherent in our investment portfolio.

Financial Condition, Liquidity and Capital Resources

Quantitative and Qualitative Disclosures about Market Risk, page 30.

5.

We note that in order to provide more cost-effective liquidity and maximize your interest income, you utilize a strategy that extends the maturities of your investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy your short-term funding requirements related to client fund obligations. Explain whether as part of your extended and long portfolio strategy, you use current proceeds collected as a result of certain client fund obligations to satisfy other unrelated existing client fund obligations. If so, tell us your consideration of providing disclosures to discuss any risks and uncertainties associated with this practice.

RESPONSE:

On any given day, as part of our extended and long portfolio strategy and in addition to employing short-term financing arrangements, we use current proceeds collected as a result of certain client fund obligations to satisfy other unrelated existing client fund obligations. This practice results in an inherent risk and uncertainty of not having funds collected from a client available at the time such client’s fund obligation becomes due. We believe that this risk and uncertainty is minimal due to our process of impounding, in virtually all instances, a client’s proceeds in advance of the timing of such client funds obligation payment. As a result of this practice, ADP has the required level of client fund assets, albeit subject to the risks and uncertainties described in the paragraph below, to satisfy all of our client funds obligations. Further, ADP has made the business decision to utilize the current collection/imp ound of a client’s funds to partially or fully satisfy the current unrelated client funds obligation rather than utilizing our other cash and cash equivalent balances or liquidating part of our available-for-sale securities.

We do recognize that there is risk and uncertainty involving our investment strategy relating to our client asset balances. We also recognize that there is risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We believe we have adequately disclosed such investment risk within our qualitative and quantitative disclosures about market risk. In addition, we believe that we have disclosed the nature of our client fund assets, which are all investment grade (rated as Baa or better by Moody’s and BBB or better by Standard & Poor’s) fixed income securities that are frequently traded and that have maintained liquidity during the recent turmoil in the financial markets. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $6 billion commercial paper program, ability to execute reverse repurchase transactions and available borrowings under our $6 billion committed revolving credit facilities. We have included a revised risk factor in Item 1A of our Quarterly Report on Form 10-Q for the period ended September 30, 2008 which discusses the availability of our financing sources. Additionally, we have disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2008 that we believe we have met all conditions set forth in the committed revolving credit agreements for borrowings thereunder and we are not aware of any conditions that would prevent us from borrowing part or all of the $6 billion thereunder. Therefore, we believe that our current disclosures adequately disclose all risks and uncertainties associated with our ability to satisfy our client funds obligations.

* * * * *

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood, Staff Accountant

Ryan Rohn, Staff Accountant

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

APPENDIX A

Statements of Consolidated Stockholders’ Equity

(In millions, except per share amounts)

	Common Stock
	Shares	Amount	Capital in Excess of Par Value	Deferred Compensation	Retained Earnings	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)

Balance at June 30, 2005	638.7	$63.9	$—	$(13.3)	$7,966.0	$(2,246.8)		$14.1
Net earnings	—	—	—	—	1,554.0	—	$1,554.0	—
Foreign currency translation adjustments							80.2	80.2
Unrealized net loss on securities, net of tax							(221.0)	(221.0)
Minimum pension liability adjustment, net of tax							0.4	0.4
Comprehensive income							$1,413.6

Elimination of deferred compensation upon adoption of Statement of Financial Accounting Standards No. 123R	—	—	(13.3)	13.3	—	—		—
Stock-based compensation expense	—	—	174.9	—	—	—		—
Issuances relating to stock compensation plans	—	—	(38.6)	—	—	375.6		—
Tax benefits from stock compensation plans	—	—	34.9	—	—	—		—
Treasury stock acquired (29.6 shares)	—	—	—	—	—	(1,326.9)		—
Debt conversion (0.1 shares)	—	—	(0.5)	—	—	3.3		—
Dividends ($0.7100 per share)	—	—	—	—	(408.6)	—		—

Balance at June 30, 2006	638.7	$63.9	$157.4	$—	$9,111.4	$(3,194.8)		$(126.3)
Adoption of Statement of Financial Accounting Standards No. 158, net of tax	—	—	—	—	—	—		(63.1)
Net earnings	—	—	—	—	1,138.7	—	$1,138.7	—
Foreign currency translation adjustments							76.4	76.4
Unrealized net gain on securities, net of tax							81.9	81.9
Minimum pension liability adjustment, net of tax							(2.3)	(2.3)
Comprehensive income							$1,294.7

Stock-based compensation expense	—	—	148.7	—	—	—		—

Issuances relating to stock compensation plans	—	—	25.6	—	—	464.4		—
Tax benefits from stock compensation plans	—	—	29.8	—	—	—		—
Treasury stock acquired (40.2 shares)	—	—	—	—	—	(1,920.3)		—
Adoption of Staff Accounting Bulletin No. 108, net of tax	—	—	(3.2)	—	44.3	—		—
Brokerage Services Group spin-off	—	—	—	—	(1,125.2)	—		—
Brokerage Services Group dividend	—	—	—	—	690.0	—		—
Debt conversion (1.1 shares)	—	—	(6.5)	—	—	37.8		—
Dividends ($0.8750 per share)	—	—	—	—	(480.7)	—		—

Balance at June 30, 2007	638.7	$63.9	$351.8	$—	$9,378.5	$(4,612.9)		$(33.4)
Net earnings	—	—	—	—	1,235.7	—	$1,235.7	—
Foreign currency translation adjustments							127.9	127.9
Unrealized net gain on securities, net of tax							209.7	209.7
Pension liability adjustment, net of tax							(28.0)	(28.0)
Comprehensive income							$1,545.3

Stock-based compensation expense	—	—	123.6	—	—	—		—
Issuances relating to stock compensation plans	—	—	(29.5)	—	—	271.7		—
Tax benefits from stock compensation plans	—	—	34.0	—	—	—		—
Treasury stock acquired (32.9 shares)	—	—	—	—	—	(1,463.5)		—
Adoption of Financial Accounting Standards Board Interpretation No. 48	—	—	—	—	(11.7)	—		—
Tax basis adjustment related to pooling of interest (see Note 14)	—	—	42.1	—	—	—		—
Dividends ($1.1000 per share)	—	—	—	—	(572.7)	—		—

Balance at June 30, 2008	638.7	$63.9	$522.0	$—	$10,029.8	$(5,804.7)		$276.2

APPENDIX B

On July 1, 2008, the Company adopted SFAS No. 157 for assets and liabilities recognized or disclosed at fair value on a recurring basis. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS No. 157 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS No. 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with level 1 having the highest priority and level 3 having the lowest priority.

Level 1	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2

Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

Available-for-sale securities included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Available-for-sale securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. To determine the fair value of our Level 2 investments, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. Over 99% of our Level 2 investments are valued utilizing inputs obtained from a pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source. We have not adjusted the prices obtained from the independent pricing service. The Company has no available-for-sale securities included in Level 3.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. In certain instances, the inputs used to measure fair value may meet the definition of more than one level of the fair value hierarchy. The input with the lowest level priority is used to determine the applicable level in the fair value hierarchy.

The following table presents the Company’s assets measured at fair value on a recurring basis at September 30, 2008. Included in the table are available-for-sale securities within corporate investments of $1,588.8 million and funds held for clients of $13,685.9 million. Refer to Note 7 for additional disclosure in relation to corporate investments and funds held for clients.

	Level 1	Level 2	Level 3	Total

U.S Treasury and direct obligations of U.S. government agencies	$—	$6,016.6	$—	$6,016.6
Corporate bonds	—	4,565.4	—	4,565.4
Asset-backed securities	—	1,793.1	—	1,793.1
Canadian government obligations and Canadian government agency obligations	—	976.8	—	976.8
Other securities	11.4	1,911.4	—	1,922.8
Total available-for-sale securities	$11.4	$15,263.3	$—	$15,274.7

On October 10, 2008, shortly after enactment of the Emergency Economic Stabilization Act, the FASB issued FSP FAS 157-3, which intended to clarify how companies should apply SFAS No. 157 to value financial assets that have no active market. At September 30, 2008, we had no significant investments that were affected by FSP FAS 157-3.